MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information, prepared as of May 30, 2019, should be read in conjunction with the condensed interim consolidated financial statements of Giga Metals Corporation (the “Company”) for the three months ended March 31, 2019, together with the audited consolidated financial statements of the Company for the year ended December 31, 2018 and the accompanying management’s Discussion and Analysis (the “Annual MD&A”) for that fiscal year. The referenced consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in Canadian dollars unless otherwise stated.

Forward-Looking Statements and Risk Notice

This MD&A is a review of the Company’s operations and financial position as at and for the three months ended March 31, 2019, and plans for the future based on facts and circumstances as of May 29, 2019. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forwarding-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cash flow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would might and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s operations, no material adverse change in the market price of commodities and exchange rates and such other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to risk inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environment risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management’s Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to be securities laws.

Scientific and technical information disclosed in this document has been reviewed and approved by Greg Ross, P. Geo., a Qualified Person consistent with NI 43-101.

Director changes

On April 29, 2019, the Company announced that Anthony Milewski, Chairman and CEO of Cobalt 27 Capital Corp., has been appointed to the Board of Giga Metals. Cobalt 27 owns a 2% NSR on nickel and cobalt in the Company’s Turnagain Project. Refer to the April 29, 2019 news release.

Mr. Milewski is the founder, CEO and Chairman of Cobalt 27. He has served as a member of the LME Cobalt Committee and has deep experience in the mining industry as a director, advisor, founder and investor. In 2016, one of the industry’s leading publications, the Mining Journal, named him as a Future Mining Leader. Mr. Milewski was a member of the investment team at Pala Investments Limited. Prior to joining Pala Investments, he worked at Firebird Management LLC.

Mr. Phillip Robinson resigned from the Board, effective April 29, 2019.

The current composition of the Board of Directors are Mark Jarvis, Lyle Davis, Martin Vydra, Robert Morris and Anthony Milewski.

Overall Performance

The Company has a 100% interest in the Turnagain Nickel property located in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The 72 claims that comprise the Turnagain property are contiguous, and as of the date of this report, cover an area of approximately 40,016.7 hectares. The 65 claims comprising the core areas of the Turnagain property total 33,219.72 hectares and have had assessment work applied to them to keep them in good standing until at least August 1, 2023. The ongoing maintenance of 7 claims contiguous to the main property that were staked in January and July 2018 is currently being assessed. Additionally, two isolated non-contiguous claims were staked in June 2018 to the west of the Turnagain property along a potential road corridor. These 9 claims staked in 2018 have expiry dates in 2019.

The Company started its 2018 exploration program in July with the commencement of archaeological and wildlife surveys and the arrival of drill rigs on site. On October 30, 2018, the Company provided an update on the 2018 exploration program.

The company finalized its 2018 field work program on October 18, 2018, having completed a total of 10,835 metres of core drilling in forty holes (hole numbers DDH18-267 to DDH18-306). On January 30, 2019, the Company announced analytical results from 38 of the 40 holes and the results for the remaining 2 holes were released on February 25, 2019. ALS Global in North Vancouver was the analytical provider.

Most of the drilling was conducted to collect data in support of advancing the project to the Pre-Feasibility stage.

The 2018 work program included:

  Two exploration holes totaling 1,119.8 metres in the platinum-enriched Attic Zone.
  Thirteen metallurgical infill holes totaling 3,073.0 metres within the Horsetrail and Northwest zones of the Turnagain deposit.
  Twenty-three infill holes totaling 5,866.9 metres, sited between the Horsetrail and Northwest zones to increase sample densities to allow for a reclassification of those portions of the deposit currently categorized as inferred resources to indicated resources.
  Two exploration holes totaling 775.1 metres in the MAG Zone roughly 5.6 kilometres northwest of Horsetrail deposit.

The Company is continuing to advance the project through ongoing:

  Consultation with the Tahltan First Nation and Kaska Dena communities.
  Environmental and archaeological studies, including the establishment of remote water and wildlife monitoring stations and the re-establishment of surface and groundwater monitoring programs.
  Metallurgical optimization and the Turnagain Mine project design engineering studies.

Refer to the January 30, 2019 and February 25, 2019 news releases for details of the analytical results. The analytical results reported demonstrate the remarkable continuity of mineralization in the Horsetrail and Northwest zones. We expect the results to allow for the conversion of significant tonnes from the Inferred resource category quoted in our December 2011 PEA to the Indicated category. The metallurgical infill holes within the proposed starter pits are expected to move some Indicated resources to the Measured category. Additionally, the Company now has at its disposal several tonnes of fresh new sample, representative of run-of-mine material, for metallurgical testing.

The analytical results from the drill holes will be integrated into our resource model and metallurgical test work as we move the project towards the pre-feasibility stage.

The Turnagain project had not been actively explored since 2011 due to low nickel prices and difficult financial conditions. The price of nickel had been improving, and during the third quarter of 2017, the Company completed equity financings allowing the Company to conduct an exploration program in the summer of 2018.

The Company relies on equity financings and marketable securities to fund its operations. From August 2017 to January 2018, the Company raised gross proceeds of $5,303,500 by issuing a total of 19,106,666 units.

On July 31, 2018, the Company closed the sale of a 2% Net Smelter Return (“NSR”) royalty on all future nickel and cobalt production from the Turnagain Nickel-Cobalt Project to Cobalt 27 Capital Corp. (“Cobalt 27”) for consideration of US$1,000,000 in cash (received) and 1,125,000 Cobalt 27 common shares (received) at $7.40 per share for a fair value of $8,325,000. The Company paid a finders’ fee of US$600,000 to a third party.

The 1,125,000 Cobalt 27 common shares are subject to the following trading restrictions: one-third of the Cobalt 27 common shares have a statutory hold period of 4 months (November 8, 2018); one-third have a hold period of 8 months (March 28, 2019); and one-third have a hold period of 12 months (July 28, 2019).

Under the terms of the NSR Agreement, 75% of the proceeds are to be used by the Company to complete the work required to advance the Turnagain Project through to Pre-feasibility and for exploration at Turnagain. Within one year of the signing (July 11, 2018) of the NSR Agreement, Cobalt 27 has the right to appoint one member to the Company’s board of directors. The Company has the right to repurchase 0.5% of the 2% NSR (“Repurchase Option”) for US$20 million, which if exercised would result in a 1.5% remaining NSR. The one-time Repurchase Option is only exercisable prior to the fifth anniversary of the NSR Agreement. Cobalt 27 will have a right of first refusal on any future sale by Giga Metals of a royalty or product stream or similar instrument.

On April 25, 2019, the Company announced that a total of 10,450,000 warrants outstanding since April 2016 were exercised at a price of $0.10 per share for proceeds to the Company of $1,045,000.

Turnagain Nickel-Cobalt Project

	Balance,	Change in	Balance,
	December 31,	period	March 31,
	2018	2019	2019
	$	$	$

Mineral property interests	179,500	-	179,500
Assays and testing	2,299,514	21,858	2,321,372
Claims renewal / staking	471,644	500	472,144
Drilling	14,343,279	450	14,343,729
Environmental studies	1,671,686	28,870	1,700,556
Exploration data management	955,078	3,670	958,748
First Nations	221,024	19,479	240,503
Geochemistry	111,066	-	111,066
Geological and engineering services	9,606,491	98,444	9,704,935
Geophysical services	801,643	-	801,643
Metallurgy	4,124,650	58,011	4,182,661
Petrographic work	43,957	-	43,957
Project management	106,015	-	106,015
Survey, mapping and camp	2,574,205	17,679	2,591,884
Transportation	2,877,751	1,793	2,879,544
Cost recovery	(56,480)	-	(56,480)
Property impairments	(33,058,924)	-	(33,058,924)
BC refundable mining tax credits	(3,100,268)	-	(3,100,268)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)
Book value at date of sale of net smelter royalty	(1,777,377)	-	(1,777,377)
	2,333,269	250,754	2,584,023

During the year ended December 31, 2018, the Company completed prep work for the 2018 summer drill program. Drilling commenced in July 2018. The 2018 field program was completed in October 2018. During the three months ended March 31, 2019, the Company was processing drill results which were announced on January 30, 2019 and February 25, 2019.

The Turnagain Project hosts the Horsetrail nickel-cobalt deposit, among the world’s largest undeveloped nickel-cobalt sulphide deposits, located in British Columbia, Canada. Giga Metals owns 100% of the project which hosts a NI 43-101 Mineral Resource containing:

The Mineral Resource estimates include Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resource has been prepared by AMC Mining Consultants (Canada) Ltd., December 2011

The Turnagain project covers a large, relatively underexplored land package prospective for additional ultramafic-hosted nickel-cobalt discoveries. Turnagain is one of the few projects in a stable jurisdiction that can potentially deliver large quantities of cobalt and nickel to meet the growing needs of the electric vehicle and energy storage markets at a time when many research analysts are projecting there will be shortages in the cobalt and nickel required by battery manufacturers.

Results from Operations

During the three months ended March 31, 2019

Other items – During the three months ended March 31, 2019 (“2019”), the Company recorded income of $349,626 as compared to a loss of $467,394 for the comparative 2018 period. The income is primarily from the unrealized gain on Cobalt 27 Capital Corp. shares during the period of $1,020,020. During 2019, the Cobalt 27 shares increased in value from $3.30 per share to $4.23 per share. The Company sold 83,200 shares during 2019 for net proceeds of $341,033 resulting in a realized loss of $274,647. Excluding the loss on sale of marketable securities and the unrealized gain on the change in fair market value of marketable securities, the Company had an adjusted loss(1) of $395,747 for 2019.

General and Administrative - During 2019, the Company incurred an adjusted loss(1) of $395,747 ($0.01 per share) compared to a loss of $467,394 ($0.01 per share) during the three months ended March 31, 2018 (“2018”). The administrative expenses for 2019 were $396,611, down from $481,010 from 2018. Total administrative expenses include two non-cash expenses, amortization and stock-based compensation. These amounts were $3,636 (2018: $1,078) and $82,209 (2018: $242,640) in 2019, respectively. Excluding non-cash expenses, the 2019 administrative expenses were $310,766 up from $237,292 in 2018 due primarily to an increase in corporate travel and corporate communications. Consulting fees were $52,217 (2018: $38,574), an increase of $13,643. Corporate communications and investor relations expenses in 2019 were $77,058 (2018: $59,785), an increase of $17,273. Legal, accounting and audit expenses in 2019 were $29,614 (2018: $8,050) an increase of $21,564. Management and directors’ fees in 2019 were $44,637 down $10,542 from the $55,179 incurred in 2018. Office and general expenses in 2019 were $75,858 (2018: $60,817), an increase of $15,041. Travel and accommodation expenses were $31,382 compared to $14,887 in 2018. Excluding amortization and stock-based compensation, the total general and administrative expenses for 2019 were approximately $104,000 per month compared to $79,000 per month in 2018. During 2019, the Company earned $864 from interest income compared to $13,616 for 2018.

Exploration - During 2019, the Company incurred expenditures on exploration and evaluation assets of $250,754 including $21,858 on assaying and testing, $28,870 on environmental studies, $98,444 on geological and engineering services and $58,011 on metallurgy relating to the Turnagain Project. The Company conducted a drill program in the summer of 2018 including 10,835 metres of drilling in 40 holes. In 2019, the Company has analyzed the results of the drill holes.

Note:

(1) Adjusted loss for the period is not a term recognized under IFRS.

Summary of Quarterly Results

The following is selected financial data from the Company’s unaudited quarterly financial statements for the last eight quarters ending with the most recently completed quarter, being March 31, 2019.

	Three Months Ended ($)
	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
Total Revenues	-	-	-	-
Income (Loss)	349,626	(3,683,070)	5,665,932	(364,831)
Income (Loss) Per Share (basic)	0.01	(0.09)	0.13	(0.01)
Income (Loss) Per Share (diluted)	0.01	(0.09)	0.10	(0.01)
Exploration and evaluation interest expenditures	250,754	878,790	3,282,763	512,959

	Three Months Ended ($)
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
Total Revenues	-	-	-	-
Loss	(467,394)	(491,880)	(95,375)	(48,081)
Loss Per Share (basic and diluted)	(0.01)	(0.01)	(0.00)	(0.00)
Exploration and evaluation interest expenditures	(0.01)	28,345	23,619	-

The income recorded during the quarter ended March 31, 2019 was due to unrealized gains on marketable securities of $1,020,020. The loss recorded during the quarter ended December 31, 2018 was due to realized and unrealized losses on marketable securities of $3,099,960. The income recorded during the quarter ended September 30, 2018 was due to the gain on sale of the NSR, offset by the unrealized loss on change in fair value of marketable securities.

Financing Activities and Capital Expenditures

Subsequent to March 31, 2019, 10,450,000 warrants were exercised for proceeds of $1,045,000.

During the three months ended March 31, 2019, the Company did not complete any equity financings. During the period, 175,000 options were exercised for proceeds of $17,500.

During the three months ended March 31, 2018, the following equity financing was completed:

I)

On January 5, 2018, the Company closed a private placement of 960,000 units at a price of $0.60 per unit for gross proceeds of $576,000. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.70 with an expiry date of three years after the closing date. As part of the private placement, the Company paid $22,080 in finder’s fees and other cash issuance costs of $14,290. In addition, the Company issued 36,800 in broker warrants with an expiry date of one year after the closing date.

Liquidity and Capital Resources

At March 31, 2019, the Company had working capital of $4,363,309 compared to working capital of $4,161,092 as at December 31, 2018. Accounts payable and accrued liabilities at March 31, 2019 were $114,306. As of March 31, 2019, the Company has sufficient working capital to continue operations for at least 12 months and to conduct an exploration program on the Turnagain project.

The Company’s working capital is primarily comprised of the Cobalt 27 common shares as well as a mining tax credit receivable of $899,147. The Cobalt 27 common shares are subject to statutory hold periods with the final 375,000 common shares becoming free trading on July 28, 2019. Cobalt 27 trades on the TSX Venture Exchange under the trading symbol “KBLT”.

Transactions with Related Parties

	For the three months ended,
		March 31,
	2019	2018
	$	$
Accounting fees(1)	5,797	-
Directors fees(2)	4,500	-
Management fees(3)	37,500	50,416
Stock-based compensation	68,857	150,375
	116,654	200,791

(1)	Fees paid to Malaspina Consultants Inc., a company that employs Matt Anderson, CFO.
(2)	Fees paid to directors Martin Vydra and Bob Morris as well as Jon Hykawy, a former director.
(3)	Fees paid to Mark Jarvis, CEO and Director, Brian Fiddler, former CFO and Leslie Young, corporate secretary.

There was $4,302 owing to related parties at March 31, 2019 (December 31, 2018 - $7,526).

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company. Compensation paid or payable to key management for services during the three months ended March 31, 2019 amounted to $34,297 (2018 - $42,092) for short-term benefits and $68,857 (2018 - $150,375) for stock-based compensation.

Changes in Accounting Policies

Adoption of new accounting standards:

IFRS 16, Leases

The Company adopted all of the requirements of IFRS 16 Leases (“IFRS 16”) as of January 1, 2019. IFRS 16 replaces IAS 17 Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company has adopted IFRS 16 using the modified retrospective application method, where the 2018 comparatives are not restated and a cumulative catch up adjustment is recorded on January 1, 2019 for any differences identified, including adjustments to the opening deficit balance.

The Company analyzed its contracts to identify whether they contain a lease arrangement for the application of IFRS 16. On the date of transition, the Company did not have any leases with lease terms in excess of 12 months. Accordingly, the Company did not record any transition adjustments on January 1, 2019.

The following is the Company’s new accounting policy for leases under IFRS 16:

Leases
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The Company subsequently measures a right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability. Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

Financial Instruments and other Instruments

The Company classified the fair value of the financial instruments according to the following fair value hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1 – Values based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•

Level 2 – Values based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values based on prices or valuation techniques that are not based on observable market data.

The value of the marketable securities has been assessed based on the fair value hierarchy described above and is classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Discussions of risks associated with financial assets and liabilities are detailed below:

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Liquidity risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and trading prices of marketable securities.

a)	Foreign exchange risk

The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

c)	Other Price Risk

Other price risk is the risk that the fair value of a financial instrument changes due to market risks other than foreign exchange risk or interest rate risk. The Company is exposed to changes in the fair value of the Cobalt 27 common shares. At March 31, 2019, the Company had 730,000 Cobalt 27 common shares that trade on the TSX Venture Exchange under the trading symbol “KBLT”. At March 31, 2019, the value of the KBLT common shares was $4.23 per share or $3,087,900. A reasonable possible change in fair value of 10% would result in a change in the income (loss) for the period of $308,790.

Outstanding Share Data

As at March 31, 2019, the Company had 43,324,015 shares issued. The Company had 4,060,000 stock options outstanding with exercise prices ranging from $0.10 to $0.80, an average price of $0.37 and an average life of 3.50 years. In addition, 23,840,000 warrants were outstanding with an average exercise price of $0.20 and an average life of 1.76 years.

Summary of Share data at March 31, 2019
		Average
		Price	Life in Years
Issued shares	43,324,015
Options	4,060,000	$0.37	3.50
Warrants	23,840,000	$0.20	1.76
Fully Diluted	71,224,015

Summary of Share data at May 30, 2019
		Average
		Price	Life in Years
Issued shares	53,774,015
Options	4,360,000	$0.34	3.73
Warrants	13,390,000	$0.27	1.57
Fully Diluted	71,524,015

Disclosure Controls and Procedures

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the consolidated financial statements for the three months ended March 31, 2019 and this accompanying MD&A (together, the “Interim Filings”).

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company with the Interim Filings on SEDAR at www.sedar.com.

Other Information

Additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.gigametals.com.